

October 16, 2012

Via E-mail
Gregg L. Engles
Chief Executive Officer
The WhiteWave Foods Company
2711 North Haskell Ave.
Suite 3400
Dallas, TX 75204

>   **Re: The WhiteWave Foods Company**
>   **Amendment No. 2 to Registration Statement on Form S-1**
>   **Filed October 11, 2012**
>   **File No. 333-183112**

Dear Mr. Engles:

We have reviewed your response letter dated October 11, 2012, the supplemental draft disclosure that you submitted on October 15, 2012, and your amended registration statement, and have the following additional comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We note that you submitted an amended confidential treatment request on October 15, 2012. We will issue in a separate letter any comments related to such amended request.

Industry and Market Data, page 2

2.   We note your new disclosure that statements in your prospectus regarding the rank of the product launches of specified products are based on data that does not account for certain major retailers with whom you do business, as information from such retailers for such data regarding the rank of product launches was not historically available. We also note

that with respect to similar language in your prospectus regarding statements about your competitive position and category size, growth and share in the United States, you stated that you believe that such data are reasonable approximations, and you have no reason to believe that the inclusion of additional retailers in the data collection process would materially change the conclusions that you have drawn from these data. Please tell us why you have not included a similar statement regarding your belief with respect to whether inclusion of additional major retailers in the data would materially change the conclusions that you have drawn from the data regarding the rank of the product launches of the specified products.

Risk Factors, page 21

3.   We note that Dean Foods has announced that it has decided to explore a transaction that may result in the sale of its Morningstar business. Please revise your filing to disclose any related risks to you that are material. For example, we note your commercial agreements with Morningstar Foods, LLC.

Certain Relationships and Related Party Transactions, page 146

4.   We note your disclosure that certain of your agreements with subsidiaries of Dean Foods reflect pricing that you believe to be "arm's length." Please revise your disclosure to clarify your meaning of such term in this context, given the relationships among the parties to the agreements.

Description of Capital Stock, page 166

Choice of Forum, page 172

5.   We note that the provision in your form of amended and restated certification of incorporation filed as Exhibit 3.3 related to choice of forum provides for an exclusive forum for any claim related to any wrongdoing by any director, officer, employee or agent of the corporation to the corporation or its stockholders. However, such provision is not disclosed in your prospectus. Please revise your prospectus to include such disclosure.

Financial Statements

WWF Operating Company

Condensed Consolidated Balance Sheets, page F-45

6.   Please classify the pro forma long-term debt in to its short-term and long-term components. In this regard, we note on page 164 that there is a 5% required amortization

repayment in year 1. Please make a conforming change in your unaudited pro forma condensed consolidated balance sheet on page 55.

Condensed Consolidated Statements of Operations, pages F-7 and F-46

7.   We note your response to prior comment 12 indicating that the contribution transaction will not occur until after the effectiveness of the registration statement. The contribution by Dean Foods to you of the capital stock of WWF Operating Company is a reorganization of entities under common control. Please note that we typically require pro forma presentation for all periods for a reorganization of entities under common control when a registration statement includes financial statements that do not yet reflect the reorganization. Based upon this requirement and the guidance in SAB Topic 4:C, please provide pro forma earnings per share for all periods presented based upon historical net income and the weighted average shares of common stock outstanding post contribution, which presentation would be incremental to the 2011 and 2012 pro forma net income per share provided to satisfy SAB Topic 1:B.3.

Exhibits

8.   Please ensure that you have filed all schedules and exhibits to the agreements that you have filed as exhibits to your registration statement. As examples only, we note that you have not filed the schedules to the form of separation and distribution agreement and the form of transition services agreement.

Exhibits 10.7 and 10.30

9.   Please revise your disclosure to describe generally the payment obligations of WWF Operating Company in the event that it fails to meet minimum volume requirements under the manufacturing agreement with Morning Star and the supply agreement with Suiza Dairy Group, LLC and Dean Dairy Holdings, LLC.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Michael Fay, Staff Accountant, at (202) 551-3812 or Lily Dang, Staff Accountant, at (202) 551-3867 if you have questions regarding comments on the financial statements and related matters. Please contact Paul Monsour, Staff Attorney, at (202) 551-3360 or, in his absence, Laura Nicholson, Staff Attorney, at (202) 551-3584 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director

cc: Ms. Erika L. Robinson